Exhibit (a)(1)(A)

APOGENT TECHNOLOGIES INC.

Offer to Purchase for Cash

Up to 15,000,000 Shares of Common Stock

(Including Associated Preferred Stock Purchase Rights)

At a Purchase Price Not Greater Than $17.50

or Less Than $15.00 Per Share

The offer, proration period, and withdrawal rights expire at midnight, New York City time, on May 21, 2003, unless the offer is extended.

Apogent Technologies Inc. hereby invites you to tender shares of its common stock, par value $0.01 per share, and associated preferred stock purchase rights to Apogent, upon the terms and conditions set forth in this offer to purchase and the related letter of transmittal, which, as the same may be amended or supplemented from time to time, together constitute the “offer.”

Upon the terms and subject to the conditions of the offer, we will determine a single price per share, not greater than $17.50 or less than $15.00 per share, that we will pay for shares validly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 15,000,000 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not properly withdrawn, at prices not greater than $17.50 or less than $15.00 per share. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement between us and EquiServe Trust Company, N.A. (successor to Fleet National Bank) as rights agent, and, unless the context otherwise requires, all references to the shares include these stock purchase rights. Only shares validly tendered at prices at or below the purchase price determined by us, and not properly withdrawn, will be subject to purchase pursuant to the offer. Because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 15,000,000 shares are validly tendered. Upon the terms and the conditions of the offer, including the proration and conditional tender provisions, we will purchase, directly or through our subsidiaries, at the single purchase price, net to the seller in cash, all shares that are validly tendered at prices at or below the purchase price and not properly withdrawn. We will return all shares not purchased as promptly as practicable after the tender offer is completed or terminated. We reserve the right to purchase more than 15,000,000 shares pursuant to the offer, subject to applicable law. See Sections 1 and 7.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

Apogent’s board of directors has approved the making of the offer by Apogent. However, Apogent, our board of directors, the Dealer Manager, the Information Agent, and the Depositary make no recommendation to any shareholder as to whether to tender or refrain from tendering shares, or as to the price or prices at which you may choose to tender your shares. Apogent’s directors and executive officers have advised us that they do not intend to tender any shares in this tender offer.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “AOT.” On April 22, 2003, the last full trading day on the NYSE prior to the commencement of the offer, the closing price per share reported on the NYSE was $15.87. We encourage you to obtain current market quotations for the shares. See Section 9.

You may direct questions and requests for assistance, or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery, to Georgeson Shareholder Services, Inc., which is acting as the Information Agent, or to Lehman Brothers Inc., which is the Dealer Manager. Their addresses and telephone numbers appear on the back cover of this offer to purchase.

The Dealer Manager for the offer is

April 23, 2003

IMPORTANT

Except as described below, if you wish to tender all or any part of your shares, you should:

•	if you hold certificates in your own name, complete and sign a letter of transmittal, or a facsimile of it, in accordance with the instructions in the letter of transmittal and either mail or deliver it with any required signature guarantee and any other required documents to EquiServe Trust Company, N.A. (the “Depositary”), and either mail or deliver the stock certificates for the shares to the Depositary with all the other documents;

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, contact the nominee and request that the nominee tender your shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 3.

In addition, if you want to tender shares but

(a)	you cannot deliver your stock certificates to the Depositary by the expiration of the offer,

(b)	you cannot comply with the procedure for book-entry transfer by the expiration of the offer, or

(c)	any other required documents cannot be delivered to the Depositary by the expiration of the offer,

you may still tender those shares by complying with the guaranteed delivery procedure described in Section 3.

To tender shares validly, you must complete the letter of transmittal except as described below, including the section of the letter of transmittal stating the price at which you are tendering shares. If you wish to tender shares at more than one price, you must submit a separate copy of the letter of transmittal for the respective different shares tendered at each price.

If you wish to maximize the chance that your shares will be purchased, you should check the box on the letter of transmittal indicating that you will accept the purchase price that we determine. You should understand that this election could result in your shares being purchased at the minimum price of $15.00 per share.

Notwithstanding any other provision of the offer, Apogent’s obligation to accept for purchase, and to pay the purchase price for, each share validly tendered and not properly withdrawn pursuant to the offer is subject to and conditioned upon the satisfaction of or, where applicable, waiver by Apogent of, all “Conditions of the Offer” described in Section 7.

This offer to purchase and the letter of transmittal contain important information which you should read before you decide whether to tender shares.

The offer does not constitute an offer to purchase shares in any jurisdiction in which, or from any person from whom, it is unlawful to make the offer under applicable securities or blue sky laws. Our delivery of this offer to purchase shall not under any circumstances create any implication that the information contained in this offer to purchase is correct as of any time after the date of this offer to purchase or that there has been no change in the information included or incorporated by reference herein or in the affairs of Apogent or any of its subsidiaries or affiliates since the date hereof.

Apogent, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to make any recommendation as to whether shareholders should tender or refrain from tendering shares pursuant to the offer. Apogent, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to give any information or to make any representation in connection with the offer other than the information and representations contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you should not rely upon that recommendation, information or representation as having been authorized.

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

This summary highlights certain information from this offer to purchase and is solely for your convenience. This summary does not, however, describe all of the details of the offer to the same extent described in this offer to purchase as a whole. To understand the offer fully and for a more complete description of the terms of the offer, we encourage you to read carefully this entire offer to purchase and the related letter of transmittal. Where helpful, we have included references in this summary to the sections of this offer to purchase where you will find more complete information. Whenever this offer to purchase refers to rights “we” have, actions “we” may take, or similar matters, it is referring to rights or actions of Apogent Technologies Inc.

Who is offering to purchase my shares?	We are Apogent Technologies Inc., the issuer of the shares.
What securities is Apogent offering to purchase?

We will purchase, directly or through our subsidiaries, up to 15,000,000 shares of Apogent common stock (representing approximately 15% of our total outstanding shares as of April 22, 2003) that are validly tendered in the tender offer, or any fewer shares that are validly tendered and not properly withdrawn prior to the expiration date of the offer, together with their associated preferred stock purchase rights. No separate consideration will be paid for these stock purchase rights. We also reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares of Apogent common stock. See Section 1.

How is the offer structured? What is the purchase price?	We are conducting the offer through a procedure commonly called a “modified Dutch Auction.”

•	This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your shares. The price range for the offer is $15.00 to $17.50 per share.

•	We will select the lowest price that will allow us to purchase 15,000,000 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not properly withdrawn.

•	All shares that we purchase will be purchased at the same price. Accordingly, even if you have selected a price below the purchase price that we determine, you will receive the purchase price that applies to all sellers. We will not, however, purchase any shares tendered at prices above the purchase price that we determine.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box on the letter of transmittal indicating that you will accept the purchase price that we determine. You should understand that this election could result in your shares being purchased at the minimum price of $15.00 per share. See Section 1.

How many shares will Apogent purchase?

Upon the terms and subject to the conditions of the offer, we will purchase, directly or through our subsidiaries, 15,000,000 shares in the tender offer or any lesser number of shares as are validly tendered. 15,000,000 shares represents approximately 15% of our outstanding common stock. If more than 15,000,000 shares are validly tendered and not properly withdrawn, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by beneficial owners of fewer than 100 shares), which will be purchased on a priority basis, and except for conditional tenders. We also expressly reserve the right to purchase up to an additional 2% of the outstanding shares. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

How will I get paid for my shares?

If your shares are purchased in the offer, you will be paid the purchase price in cash as promptly as possible after the expiration of the offer. We expect that the payment date will be approximately seven business days after expiration of the offer. Under no circumstances will we pay interest on the purchase price even if there is a delay in making payment. See Sections 1 and 5.

Does Apogent have the financial resources to pay me for my shares?

Assuming that we purchase 15,000,000 shares pursuant to the offer at the maximum specified purchase price of $17.50 per share, we expect that the maximum aggregate cost, not including fees and expenses applicable to the offer, will be approximately $262,500,000. We intend to sell privately approximately $250,000,000 of new senior subordinated notes and to draw from our senior credit facility in order to complete the offer, although the offer is not conditioned upon the success of the senior subordinated note offering. In addition, we expect to incur approximately $9.2 million in fees and expenses in relation to this offer and the transactions described above. See Sections 2, 10 and 16.

When will the offer expire? Can Apogent extend the offer and, if so, how will I be notified?

The offer will expire on May 21, 2003, at midnight, New York City time, unless we extend the offer. If your shares are held by a nominee or a broker, the nominee or broker may have an earlier deadline for you to accept the offer. We may choose to extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long it may be extended. If we extend the offer, we will make an announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer. See Section 8.

What is the purpose of the offer?

We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term goal of increasing shareholder value. We believe that the offer is a prudent use of our financial resources, given the ability of our business to generate cash flow and the current market price of our common stock.

We believe our offer may provide certain benefits to us and our shareholders, including:

•	Our offer provides shareholders who are considering a sale of their shares with the opportunity to determine the price or prices (not greater than $17.50 per share and not less than $15.00 per share) at which they wish to sell their shares and, if those shares are purchased in our offer, to sell those shares for cash without the usual transaction costs associated with open market sales.

•	If successful, our offer would result in a more leveraged capital structure that may improve the return on equity for continuing shareholders.

However, there are potential disadvantages of the offer. These potential disadvantages include:

•	Our offer will increase our debt, which may limit our financial flexibility in the future.

•	Our purchase of shares will reduce the “public float” in our common stock. This may result in lower stock prices or reduced liquidity.

For a further discussion of the purposes of the offer and of the potential benefits and the potential risks and disadvantages of the offer, see Section 2.

What are the most significant conditions to the offer?

Our obligation to accept and pay for tendered shares is not conditioned upon any minimum number of shares being tendered. However, our offer does depend upon the satisfaction or waiver of a number of important conditions. If any of the conditions are not satisfied, we may choose not to purchase any shares in the offer. The conditions include:

•	No significant decrease in the market price of our common stock or any change in the general political, market, economic, or financial conditions in the United States or abroad that could have a material adverse effect on our business, operations, or prospects or the trading in the shares.

•	No legal action shall have been threatened, pending or taken, that might adversely affect us or the offer.

•	No one shall have proposed, announced or made a tender or exchange offer (other than the offer), merger, business combination or other similar transaction involving us.

•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the offer.

•	There shall be no reasonable likelihood that the purchase of shares pursuant to the offer will cause the shares to be delisted from the NYSE.

The offer is subject to a number of other conditions. See Section 7.

How do I tender my shares?	To tender your shares, you must do one of the following prior to midnight, New York City time, on May 21, 2003 (unless we extend the offer):

•	deliver your share certificate(s) and a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) to the Depositary at the address appearing on the back page of this offer to purchase, together with any other documents required as described in this offer to purchase;

•	cause the Depositary to receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) or Agent’s Message and any other documents described in this offer to purchase; or

•	comply with the guaranteed delivery procedures outlined in Section 3.

You can specify the priority of tender among your tendered shares and can specify different minimum prices for different shares. See Section 3.

Can I withdraw previously tendered shares?

Yes. You may withdraw tendered shares at any time prior to midnight, New York City time, on May 21, 2003, unless we extend the offer, in which case you may withdraw tendered shares until the offer as so extended expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw tendered shares at any time after midnight, New York City time, on June 19, 2003. See Section 4.

How do I withdraw shares I previously tendered?	To withdraw your shares, you must deliver a written notice of withdrawal that includes all required information to the Depositary prior to the expiration of your withdrawal rights. See Section 4.

What happens if more than 15,000,000 shares are tendered? In what order will tendered shares be purchased? Will tendered shares be prorated?

If more than 15,000,000 shares are validly tendered and not properly withdrawn at or below the purchase price determined by us, first we will purchase shares from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the purchase price determined by us. There will be no proration of shares tendered by any shareholder owning beneficially fewer than 100 shares who validly tenders all of those shares at or below the purchase price prior to the expiration date and who checks the “Odd Lots” box in the letter of transmittal. See Section 1.

After purchasing all shares from the “odd lot” holders, we will purchase shares from all other shareholders who validly tender shares at or below the purchase price determined by us, on a pro rata basis, if necessary, subject to the conditional tender provisions described in Section 6.

What do Apogent and its board of directors think of the offer?

Our board of directors has approved the making of the offer by the company. However, Apogent, our board of directors, the Dealer Manager, the Information Agent, and the Depositary make no recommendation to you as to whether to tender or refrain from tendering shares, or as to the price or prices at which you may choose to tender your shares.

You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your investment and tax advisors.

We have been advised that none of our directors or executive officers intends to tender shares, but they have the right to do so, both for themselves and for accounts over which they have control. See Sections 2 and 12.

What is the recent market price of my shares?

On April 22, 2003, the last full trading day before the announcement of the offer, the closing price of Apogent’s shares on the NYSE was $15.87 per share. We encourage you to obtain current market quotations for your shares. See Section 9.

Will I have to pay any fees or commissions?

If you are a registered shareholder, you will not incur any fees or commissions to the Dealer Manager, the Information Agent, or the Depositary or, if payment is made directly to you, transfer taxes on the sale of shares pursuant to the offer. If you hold securities through a broker or a bank, you may be required by the broker or bank to pay a service charge or other fee. You may also need to pay a stock transfer tax if you direct that the purchase price for your shares be paid, or unpurchased shares to be issued, to anyone other than the registered holder. See Section 5.

Following the offer, will Apogent continue to be a public company?

Yes. The completion of the offer in accordance with its conditions will not result in Apogent being delisted on the NYSE or ceasing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The conditions to our obligation to purchase shares pursuant to the offer include the condition that there not be a reasonable likelihood that the purchase will cause the shares to be delisted from the NYSE. See Sections 7 and 13.

If I decide not to tender, how will the offer affect my shares?

Shareholders who do not tender pursuant to the offer will experience an increase in their percentage ownership interest in Apogent and Apogent’s future earnings or losses to the extent that we purchase shares from others. Our purchase of shares will reduce the number of shares that might otherwise trade publicly and may reduce the number of shareholders, either of which could adversely affect our stock price and liquidity. It is not possible to predict the number of remaining shareholders after the tender offer, assuming the maximum number of shares are tendered without being subject to proration, as that depends upon the number of shares tendered by each tendering shareholder. See Sections 1 and 13.

What are the material U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income tax when you receive cash from us upon the purchase of your shares. The cash you receive will be treated either:

•	as a sale or exchange eligible for capital gains treatment, or

•	as a dividend subject to ordinary income tax rates.

See Section 15.

Who do I contact if I have questions about the offer?	For additional information or assistance, you may contact the Information Agent or the Dealer Manager as set forth on the back cover of this offer to purchase.

FORWARD-LOOKING STATEMENTS

This offer to purchase contains and incorporates by reference statements that could be deemed to be forward-looking statements. These statements concern, among other things, our intentions, beliefs, or current expectations with respect to our operating and growth strategies, capital expenditures, financing or other matters, regulatory matters pertaining to us specifically and the industry in general, industry trends, competition, risks attendant to foreign operations, reliance on key distributors and large OEM customers, litigation, environmental matters, and other factors affecting our financial condition or results of operations. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially (either favorably or unfavorably) from those contemplated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Forward-Looking Statements” or “Cautionary Factors” in our SEC filings incorporated by reference in this offer to purchase. The risks and uncertainties so identified are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also affect us (either favorably or unfavorably). Should any risks or uncertainties develop into actual events, these developments could have material effects on our business, financial condition and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

THE OFFER

1.    Number of Shares; Proration.

General.    Upon the terms and subject to the conditions of the offer, we will purchase, directly or through our subsidiaries, 15,000,000 shares of our common stock, par value $0.01 per share (representing approximately 15% of the 102,194,940 shares of our common stock that were outstanding on April 22, 2003), or any smaller number of shares as are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the expiration date at a price (determined in the manner set forth below) not greater than $17.50 or less than $15.00 per share in cash. The term “expiration date” means midnight, New York City time, on May 21, 2003, unless and until we, in our sole discretion, extend the period of time during which the offer will remain open, in which event the term “expiration date” will refer to the latest time and date at which the offer, as so extended, will expire. See Section 8 for a description of our right to extend, delay, terminate or amend the offer. We reserve the right to purchase more than 15,000,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (the “SEC”), we may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares of Apogent common stock without amending or extending the offer. See Section 8. In the event of an over-subscription of the offer as described below, shares tendered at or below the purchase price prior to the expiration date will be subject to certain proration and conditional tender provisions, except for odd lots as explained below. The proration period also expires on the expiration date.

In the event that (1):

•	we increase the price to be paid for shares above $17.50 per share or decrease the price to be paid for shares below $15.00 per share;

•	we increase the number of shares being sought by more than 2% of the outstanding shares of Apogent common stock; or

•	we decrease the number of shares being sought;

and (2)

the offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of the change is first published, sent or given in the manner specified in Section 8;

then we will extend the offer until the expiration of that period of ten business days. For this purpose, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

As promptly as possible after the expiration date, we will determine a single per share purchase price that will allow us to buy 15,000,000 shares (or any smaller number of shares as are validly tendered at prices not greater than $17.50 or less than $15.00 per share), taking into account the number of shares tendered and the prices specified by tendering shareholders. Shares validly tendered at prices at or below the purchase price and not properly withdrawn will be purchased at the purchase price, subject to the terms and the conditions of the offer, including the proration and conditional tender provisions.

The offer is not conditioned upon the tender of any minimum number of shares, but it is subject to certain other conditions. See Section 7.

In accordance with Instruction 5 of the letter of transmittal, shareholders (other than certain holders of fewer than 100 shares) desiring to tender shares generally must specify the price, not greater than $17.50 or less than  $15.00 per share, at which they are willing to sell their shares to Apogent, or indicate that they are tendering at the purchase price determined by Apogent in accordance with this offer. By following the instructions to the letter of transmittal and submitting separate letters of transmittal for separate shares, shareholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares.

Shareholders can specify the order in which their shares will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of their tendered shares are purchased pursuant to the offer. Shareholders can also condition their tender of shares on the purchase of all or a specified minimum number of their shares being purchased. We will return all shares tendered and not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tender, to the tendering shareholder (or, subject to payment of any applicable stock transfer tax, to another person specified by a tendering shareholder) at our expense as promptly as practicable following the expiration date.

Priority of Purchases.    Upon the terms and subject to the conditions of the offer, if more than 15,000,000 shares have been validly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Apogent will purchase validly tendered shares in the following order of priority:

(a)  first, all shares validly tendered and not properly withdrawn prior to the expiration date by any shareholder who beneficially owns fewer than 100 shares and who:

(1)  tenders all shares that the shareholder owns, beneficially or of record, at a price at or below the purchase price, including by electing to accept the purchase price determined by Apogent (tenders of less than all shares owned by the shareholder will not qualify for this preference); and

(2)  completes the box captioned “Odd Lots” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery; and

(b)  second, after purchase of all of the foregoing shares in item (a) above, all shares (1) conditionally tendered in accordance with Section 6, for which the condition was satisfied, and (2) all other shares tendered validly and unconditionally, in each case at prices at or below the purchase price and not properly withdrawn prior to the expiration date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below; and

(c)  third, if necessary, shares conditionally tendered at or below the purchase price and not properly withdrawn prior to the expiration date by shareholders who tendered all of their shares but for which the minimum condition was not satisfied, selected by random lot in accordance with Section 6.

Odd Lots.    For purposes of the offer, the term “odd lots” means all shares validly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person who owns, beneficially or of record, an aggregate of fewer than 100 shares (and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery). In order to qualify for this preference, a qualifying shareholder must tender all applicable shares in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders. Any shareholder wishing to tender all of the shareholder’s shares pursuant to this preference for odd lots should complete the box captioned “Odd Lots” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. See Instruction 8 to the letter of transmittal.

We also reserve the right, but will not be obligated, to purchase all shares validly tendered by any shareholder who tenders all shares owned, beneficially or of record, at or below the purchase price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that Apogent is offering to purchase by the number of shares purchased through the exercise of the right.

Proration.    If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the expiration date. Proration for each shareholder tendering shares, other than those qualifying for the preference for odd lots, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders subject to proration, at or below the purchase price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of shares validly tendered (including shares tendered by guaranteed delivery procedures, as described in Section 3) and not properly withdrawn, and because of the odd lot and conditional tender procedures, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration date. We will announce the preliminary results of any proration by press release as soon as practicable after the expiration date. Shareholders may obtain any available preliminary information from the Information Agent or the Dealer Manager and may also be able to obtain it from their brokers or financial advisors.

As described in Section 15, the number of shares that we will purchase from a shareholder may affect the U.S. federal income tax consequences to the shareholder and therefore may be relevant to the shareholder’s decision whether to tender shares and how many shares to tender. The letter of transmittal affords each tendering shareholder the opportunity to designate the order of priority in which tendered shares are to be purchased in the event of proration and the opportunity to make a tender of shares conditioned on the purchase of all or a specified minimum number of the shares.

This offer to purchase and the related letter of transmittal will be mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Apogent’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.    Recent Developments; Purpose of the Offer; Material Effects of the Offer.

Recent Developments.    During the quarter ended March 31, 2003, Apogent realigned its financial reporting to better reflect the management of our operations. This realignment combined our laboratory equipment and our labware and life sciences segments into our research group. We also renamed our clinical group, which was formerly referred to as our clinical and diagnostics segment. All current and historical financial information contained in this offer to purchase has been restated to reflect these changes.

During our fiscal quarter ended September 30, 2002, we purchased approximately 1,000,000 shares of our common stock on the open market. During our current fiscal year ending September 30, 2003 we have purchased approximately 4,100,000 additional shares on the open market. The purchase price for these open market purchases during our current fiscal year has totaled approximately $69.5 million, or an average of approximately $16.95 per share. The repurchase of approximately 6,900,000 additional shares on the open market (including amounts previously announced) has been authorized by our board of directors during the period ending September 30, 2005. No further purchases will be made under the open market purchase program during the term of the offer. We will be prohibited from making purchases of our common stock outside the offer for ten business days after completion or termination of the offer.

Consistent with the strategy to repurchase our shares, on April 9, 2003, the board of directors authorized our officers to consider the advisability of the offer and on April 21, 2003, the board of directors approved the terms of the offer. Apogent is seeking to purchase up to 15,000,000 shares of its common stock (including associated preferred stock purchase rights) in this offer, representing approximately 15% of our outstanding common shares as of April 22, 2003. We have been advised that none of our directors or executive officers intends to tender shares in the offer.

On April 22, 2003, we announced that during March 2003, we made the decisions to dispose of the businesses of our Applied Biotech, Inc. and BioRobotics Limited subsidiaries. As a result of this decision, Apogent recorded an after-tax charge totaling $85.9 million for the estimated losses on sales of the discontinued operations. Also in the quarter ended March 31, 2003, Apogent completed the sale of its previously discontinued subsidiary, Vacuum Process Technology, and recorded an after-tax charge of $2.8 million. The decision to sell each of these businesses represents a disposal of long-lived assets and disposal group under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, results of each of these businesses have been classified as discontinued operations, and prior periods have been restated in the financial information presented in this offer to purchase.

We also recently announced our operating results for our second fiscal quarter ended March 31, 2003, and for our fiscal year to date. Net sales for the second quarter of fiscal 2003 were $276.6 million compared with $255.1 million in the same period last year, an increase of 8.4%. Net sales during the year to date were $534.4 million compared to $489.1 million for the prior year, an increase of 9.3%. For the second quarter clinical group sales grew 11.7% and research group sales grew 5.6% compared to the same period last year. Income from continuing operations for the quarter was $30.9 million or $0.29 diluted earnings per share compared with income from continuing operations for the second quarter of fiscal 2002 of $31.5 million or $0.29 diluted earnings per share. All of these results exclude the discontinued operations referenced above. Net loss for the second quarter of fiscal 2003, including the results of the discontinued operations, was $56.4 million compared to net income of $19.0 million for the same period last year.

Purpose and Potential Benefits of the Offer.    We believe that the offer constitutes a prudent use of our financial resources, given our business profile, assets, and prospects, including our current and projected cash flows and leverage ratios. Our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high return investment opportunities.

Assuming Apogent purchases 15,000,000 shares pursuant to the offer at the maximum specified purchase price of $17.50 per share, we expect that the maximum aggregate cost for the offer, including related fees and expenses, will be approximately $271.7 million. We intend to use the proceeds from the sale of approximately $250 million of new senior subordinated notes, together with borrowings under our existing senior credit facility (which we intend to amend in order to purchase shares pursuant to this offer) for repurchases of the shares validly tendered and not properly withdrawn pursuant to the offer. We have obtained a commitment from J.P. Morgan Securities Inc. and JPMorgan Chase Bank to assist us in obtaining approval of an appropriate amendment to our existing senior credit facility and, should the approval not be obtained, to provide up to $500,000,000 in replacement senior credit facilities maturing no earlier than December 31, 2005. Because we are confident that this replacement financing will be available if needed, the offer is not conditioned upon our successful sale of the new senior subordinated notes or the amendment of our existing credit facility. See Sections 7 and 10.

We believe the offer may provide several benefits to Apogent, including the following:

•	The offer should provide a capital structure that makes greater use of financial leverage, thus making possible improved earnings per share for continuing shareholders if future earnings are at the level anticipated, without imposing excessive risk on Apogent or its shareholders if future earnings are weaker than expected.

•	Our financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares.

•	After the offer is completed, Apogent’s financial condition, access to capital, and outlook for continued favorable cash generation should allow it to continue to pursue the development of its core business, including ongoing product development activities, capital expenditures, and global expansion. See Section 11.

Accordingly, the board of directors believes that the offer is consistent with our long-term objective of increasing shareholder value.

We believe the offer may also be attractive from the perspective of our shareholders, for reasons including the following:

•	The offer gives shareholders the opportunity to sell shares at prices greater than market prices prevailing prior to announcement of the offer. See Section 9 for information about recent market prices of our shares.

•	The offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not greater than $17.50 or less than $15.00 per share) at which they wish to sell their shares and, subject to proration and the other terms and conditions of the offer, to sell those shares for cash without the usual transaction costs associated with open market sales and without regard to whether the trading market is sufficiently liquid to permit such sales.

•	For odd lot holders, the offer provides an opportunity not only to avoid the payment of brokerage commissions, but also to avoid any applicable odd lot discounts payable on a sale of their shares in an NYSE transaction.

•	The offer allows shareholders to sell a portion of their shares while retaining an equity interest in Apogent. Shares not tendered in the transaction will realize a proportionate increase in their relative equity interest in Apogent and thus in our future earnings and assets, subject to our right to issue additional shares and other equity interests in the future. You may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price at which you may be able to sell your shares in the future, which may be higher or lower than the purchase price we pay in the offer, or as to the success or future prospects of Apogent.

Potential Risks and Disadvantages of the Offer.    The offer also presents some potential risks and disadvantages to Apogent and its continuing shareholders, including the following:

•	Apogent will incur significant additional indebtedness in order to pay for the tendered shares. See Section 10. In addition, the payment for shares purchased pursuant to the offer will reduce shareholders’ equity on our financial statements by the amounts we pay for the shares. We anticipate that the increase in our indebtedness and decrease in our shareholders’ equity will cause Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) to downgrade their ratings of our outstanding securities. Although our board of directors carefully evaluated this matter in determining that the offer is prudent, we cannot determine whether stock market or other third party perceptions of Apogent will be adversely affected by the increase in our indebtedness and decrease in our shareholders’ equity. Our higher leverage will cause our continuing shareholders to bear a higher risk in the event of future losses or earnings reductions.

•	Because of the additional indebtedness, the interest rates that we expect to pay on all of our borrowing and our aggregate interest expense initially will increase. See Section 10. Our interest rates will remain at these levels until the indebtedness is significantly reduced or the ratio of debt to cash flow is otherwise improved.

•	Our higher leverage may make it more difficult to finance and complete attractive business acquisitions in the future.

•	If and to the extent that shares tendered in the offer were issued upon the exercise of Apogent options within six months of the purchase, our financial statements will record compensation expense equal to the excess of the purchase price over the exercise price of the options, and our reported earnings will be correspondingly lower.

•	The offer will reduce our “public float” (the number of shares owned by outside shareholders and available for trading in the securities markets). This and our higher leverage may result in lower stock prices or reduced liquidity in the trading market for shares in the future. See Section 13.

We may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the offer. However, Rule 13e-4 prohibits Apogent and its affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration or termination of the offer. Any possible future purchases by Apogent will depend on many factors, including the results of the offer, the market price of the shares, our business and financial position, and general economic and market conditions.

Shares we acquire pursuant to the offer will be held as treasury stock (and any shares acquired in the offer by our subsidiaries will be held by them), and will be available for Apogent to sell without further shareholder action (except as may be required by applicable law or the rules of the NYSE or any other securities exchange on which the shares are listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plan or compensation programs for directors. We have no current plans for resale of the shares repurchased pursuant to the offer.

Except as disclosed in this offer to purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Apogent or any of our subsidiaries and which is material to Apogent and our subsidiaries as a whole;

•	any purchase, sale or transfer of a material amount of our assets or those of our subsidiaries;

•	any change in our present board of directors or management, except that we are evaluating the possibility of adding one or two additional directors during the next several months;

•	any material change in our dividend policy;

•	any other material change in our corporate structure or business;

•	any class of our equity securities being delisted from a national securities exchange;

•	any class of our equity securities becoming eligible for termination of registration under the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition by any person of any of our securities, or the disposition of any of our securities, except in the ordinary course of business and in accordance with our current employee benefit plans; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition by any person of control over us.

Apogent, our board of directors, the Dealer Manager, the Information Agent, and the Depositary make no recommendation to any shareholder as to whether to tender or refrain from tendering any shares, or as to the price or prices at which you may choose to tender your shares. Apogent, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the offer, should consult their own investment and tax advisors, and must make their own decisions about whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender. Apogent’s directors and executive officers have advised us that they do not intend to tender any shares in this tender offer.

3.    Procedures for Tendering Shares.

Valid Tender of Shares.    For your shares to be validly tendered pursuant to the offer:

•	the certificates for the shares (or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it), including any required signature guarantees, or an Agent’s Message, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase prior to 12:00 midnight, New York City time, on the expiration date; or

•	you must comply with the guaranteed delivery procedure set forth below.

Shareholders holding their shares through a broker, dealer, commercial bank, trust company, or other nominee must contact the nominee in order to tender their shares. If your shares are held by a nominee or a broker, you should note that your nominee or broker may have an earlier deadline for you to accept the offer than the expiration date. Shareholders who hold shares through nominee shareholders are urged to consult their nominees to determine whether transaction costs may apply if the shareholders tender shares through the nominees and not directly to the Depositary.

In accordance with Instruction 5 of the letter of transmittal, if you want to tender shares pursuant to the offer, you must properly indicate in the section captioned “Price (In Dollars) Per Share At Which

Shares Are Being Tendered” on the letter of transmittal the price at which your shares are being tendered, either by specifying a particular price (in increments of $0.25) or by indicating that you are tendering at the purchase price as determined by us in accordance with the terms of the offer. If you desire to tender different shares at different prices, you must complete a separate letter of transmittal for each price at which you tender shares. The same shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the offer) at more than one price. In order to tender shares validly, one, and only one, price box must be checked in the appropriate section on each letter of transmittal.

Odd lot holders who tender all of their shares must also complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment that is available to odd lot holders.

To prevent backup U.S. federal income tax withholding of 30% of the gross proceeds, and in the case of certain foreign shareholders, to prevent a 30% withholding tax, certain completed forms should accompany the letter of transmittal. See “Backup U.S. Federal Income Tax Withholding” and “Withholding for Non-U.S. Shareholders” in this Section 3.

Signature Guarantees and Method of Delivery.    You are not required to obtain a signature guarantee on the letter of transmittal if:

•	the letter of transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal. For this purpose the “registered holder” includes any participant in The Depository Trust Company (the “Book-Entry Transfer Facility”); or

•	shares are tendered for the account of a firm or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agents in the United States (each an “Eligible Institution”).

If a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the letter of transmittal. Also, see Section 5 for information about applicable stock transfer taxes.

In all cases, we will pay for shares tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of a book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it), or an Agent’s Message, and any other documents required by the letter of transmittal. The method of delivery of all documents, including certificates for shares, the letter of transmittal, and any other required documents, is at your election and risk. If delivery is by mail, then we recommend registered mail with return receipt requested, properly insured.

Book-Entry Delivery.    The Depositary will establish an account with respect to the shares for purposes of the offer at the Book-Entry Transfer Facility within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the shares by causing the facility to transfer shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either

•

a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this offer to purchase prior to the expiration date, or

•	the guaranteed delivery procedure described below must be followed.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

Participants in the Book-Entry Transfer Facility may tender their shares in accordance with the Automated Tender Offer Program to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the Automated Tender Offer Program must expressly acknowledge that the shareholder has received and agreed to be bound by the letter of transmittal and that the letter of transmittal may be enforced against the shareholder.

Guaranteed Delivery.    If you desire to tender shares pursuant to the offer and

(a)  you cannot deliver your share certificates to the Depositary prior to the expiration date,

(b)  you cannot complete the procedures for book-entry transfer on a timely basis, or

(c)  all of your required documents will not reach the Depositary prior to the expiration date,

you can still tender your shares, provided that all of the following conditions are satisfied:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives by hand, mail, or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in substantially the form we have provided with this offer to purchase (specifying the price at which the shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

•	the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) and any required signature guarantees or an Agent’s Message, and any other documents required by the letter of transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of the notice of guaranteed delivery.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. No tender of shares will be deemed to have been validly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of Apogent, the Dealer Manager, the Information Agent, the Depositary, or any other person is obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give notice of any defect or irregularity.

Tendering Shareholder’s Representation and Warranty; Apogent’s Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to Apogent that:

•	you have a net long position in the shares being tendered within the meaning of Rule 14e-4; and

•	your tender of the shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for you, directly or indirectly, to tender shares for your own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), you:

•	have a net long position equal to or greater than the amount of

•	shares tendered or

•	other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and

•	will deliver or cause to be delivered the shares in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between you and Apogent upon the terms and conditions of the offer.

Lost or Destroyed Certificates.    Shareholders whose certificates for part of all of their shares have been lost, stolen, misplaced, or destroyed should mark the checkbox and complete the information in the box in the letter of transmittal entitled “Description of Shares Tendered” and contact the Depositary at its address as listed on the back page of this offer to purchase for instructions as to the documents that will be required to be submitted together with the letter of transmittal in order to receive stock certificates representing their shares. The Depositary may also be contacted regarding lost certificates by calling (781) 575-3120. We encourage you to contact the Depositary immediately in order to permit timely processing of this documentation. Certificates for shares, together with a properly completed letter of transmittal and any other documents required by the letter of transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and will not be deemed to be validly tendered.

Backup U.S. Federal Income Tax Withholding.    Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 30% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the U.S. Treasury unless the shareholder or other payee provides such person’s taxpayer identification number, employer identification number or social security number, to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included with the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Certain shareholders, including, among others, corporations and certain foreign shareholders, may not be subject to these backup withholding and reporting requirements. In order for a foreign shareholder to prevent backup withholding, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder’s exempt status. Those statements can be obtained from the Depositary. See Instructions 14 and 15 of the letter of transmittal.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a shareholder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

For a discussion of material U.S. federal income tax consequences to tendering shareholders, see Section 15.

Withholding for Non-U.S. Shareholders.    Even if a non-U.S. shareholder (as defined in Section 15) has provided the required certification to avoid backup withholding, the Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to the non-U.S. shareholder or his agent unless the Depositary determines that a reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States (and if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. shareholder).

To obtain a reduced rate of withholding under a tax treaty, a non-U.S. shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN or Substitute Form W-8BEN. To obtain an exemption from withholding on the grounds that the gross payments are effectively connected with the conduct of a trade or business within the United States, a non-U.S. shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI or Substitute Form W-8ECI. A non-U.S. shareholder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI generally will be required to file a U.S. federal income tax return and will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the offer in the manner and to the extent described in Section 15 as if it were a U.S. shareholder. The Depositary will determine a shareholder’s status as a non-U.S. shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that reliance is not warranted.

A non-U.S. shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if the non-U.S. shareholder meets those tests described in Section 15 that would characterize the exchange as a sale and not a dividend or is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including the eligibility for a withholding tax reduction or exemption, and the refund procedure.

4.    Withdrawal Rights.

Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. Unless we have accepted the shares for payment pursuant to the offer, tenders for shares may also be withdrawn at any time after 12:00 midnight, New York City time, on June 19, 2003.

For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner at its address set forth on the back cover of this offer to purchase. Any notice of withdrawal must specify:

•	the name of the tendering shareholder;

•	the name of the registered holder, if different from that of the person who tendered the shares;

•	the number of shares tendered; and

•	the number of shares to be withdrawn.

In addition, if the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the procedures of that facility.

We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. None of Apogent, the Dealer

Manager, the Information Agent, the Depositary, or any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur liability for failure to give notice of any defects or irregularities. Withdrawals may not be rescinded and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the offer unless the withdrawn shares are properly retendered prior to the expiration date by again following one of the procedures described in Section 3.

If Apogent extends the offer, is delayed in our purchase of shares, or is unable to purchase shares pursuant to the offer for any reason, then the Depositary may, subject to applicable law, retain tendered shares on our behalf until the tender is properly withdrawn as described in this Section 4.

5.    Purchase of Shares and Payment of Purchase Price.

General.    Upon the terms and subject to the conditions of the offer, as promptly as practicable following the expiration date:

•	we will determine the purchase price that we will pay for the shares validly tendered and not properly withdrawn prior to the expiration date, taking into account the number of shares tendered and the prices specified by tendering shareholders; and

•	we will accept for payment and pay for (and thereby purchase) shares validly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date.

For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are validly tendered at or below the purchase price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.

Upon the terms and subject to the conditions of the offer, promptly following the expiration date, we will accept for payment and pay the purchase price for 15,000,000 shares (subject to increase or decrease as provided in Section 8) or such lesser number of shares as are validly tendered at prices not greater than $17.50 or less than $15.00 per share and not properly withdrawn as described in Section 4.

We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting the payment to the tendering shareholders entitled thereto.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the expiration date. Under no circumstances will we pay interest on the purchase price by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tender, will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered the shares) to the tendering shareholder at our expense as promptly as practicable after the expiration date without expense to the tendering shareholders except as set forth below.

Apogent will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. However, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or any other person), payable on account of the transfer will be deducted from the purchase price unless the shareholder provides satisfactory evidence of the payment of the stock transfer taxes, or an exemption from those taxes, if:

•	payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder; or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal.

See Instruction 7 of the letter of transmittal.

Any tendering shareholder or other payee who does not complete fully, sign and return to the Depositary the Form W-9 included with the letter of transmittal may be subject to required backup U.S. federal income tax withholding of 30% of the gross proceeds paid to the shareholder or other payee pursuant to the offer. See Sections 3 and 15. Also see Sections 3 and 15 regarding U.S. federal income tax consequences for non-U.S. shareholders.

6.    Conditional Tender of Shares.

Under certain circumstances set forth in Section 1 above, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 15, the number of shares to be purchased from a particular shareholder might affect the tax consequences of the purchase to the shareholder and the shareholder’s decision whether to tender and how many shares to tender. Accordingly, a shareholder may tender shares subject to the condition that all or a specified minimum number, if any, must be purchased. Any shareholder wishing to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. It is the tendering shareholder’s responsibility to calculate the minimum number of shares and to decide on the priority of purchases, if applicable. In making this determination, we urge you to consult your tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the tender will automatically be deemed withdrawn, except as provided in the next paragraph, and shares tendered by the shareholder will be returned as soon as practicable after the expiration date.

However, if so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 15,000,000 shares, then, to the extent feasible, we will select enough of the conditional tenders, which would otherwise have been deemed withdrawn, to purchase the desired number of shares. In selecting among the conditional tenders, we will select by random lot and will limit our purchase in each case to the designated minimum number of shares to be purchased. Conditional tenders will be selected by lot only from shareholders who tender all of their shares.

7.    Conditions of the Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase, or pay for any shares tendered, and we may terminate or amend this offer if any of the following events occur (or are reasonably determined by us to have occurred) and, in our reasonable judgment and regardless of the circumstances giving rise to the event (including any action or omission to act by us), the occurrence of the event makes it inadvisable to proceed with the offer or with the acceptance for payment or payment:

(a)  There shall have been any action or proceeding threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer, or to Apogent or any of our subsidiaries, by any court or any authority, agency or tribunal, domestic or foreign, that, in our sole judgment, would or might directly or indirectly:

(1)  challenge the making of the offer, the acquisition of some or all of the shares pursuant to the offer, or otherwise relate in any manner to the offer;

(2)  make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the offer;

(3)  delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(4)  materially impair the contemplated benefits of the offer to us; or

(5)  materially and adversely affect the business, condition (financial or other), income, operations or prospects of Apogent and our subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business.

(b)  There shall have occurred:

(1)  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(2)  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(3)  the declaration of a national emergency, the commencement or material expansion or escalation of any war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

(4)  any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our sole judgment, might affect the extension of credit by banks or other lending institutions in the United States;

(5)  any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our sole judgment, have a material adverse effect on our business, operations or prospects or the trading in the shares; or

(6)  in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

(c)  A tender or exchange offer with respect to some or all of the shares (other than this offer), or a merger or acquisition proposal for Apogent, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(1)  any person, entity or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares, or any group shall have been formed that beneficially owns more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC before April 22, 2003);

(2)  any person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC before April 22, 2003, shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares after April 22, 2003; or

(3)  any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire Apogent or any of its subsidiaries or any of their respective assets or securities.

(d)  Any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Apogent or its subsidiaries that, in our sole judgment, is or may be material and adverse to us.

(e)  There shall be any reasonable likelihood, as determined by us in our reasonable judgment, that the purchase of shares pursuant to the offer will cause the shares:

(1)  to be delisted from the NYSE for any reason; or

(2)  to be held of record by fewer than 300 persons.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any condition. These conditions may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of the right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Apogent concerning the events described above will be final and binding on all parties.

8.    Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by Apogent to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any shares by giving oral or written notice of the extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of it. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Apogent must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by us to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). We may amend the offer at any time and from time to time by publicly announcing the amendment. In the case of an extension, we must make the announcement no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, Apogent has no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to the Dow Jones News Service.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 14e-1 under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If

(a)  we increase or decrease the price to be paid for shares or the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

(b)  the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 8, then the offer will be extended until the expiration of the period of ten business days mentioned above. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

9.    Price Range of Shares; Share Repurchases.

Our common stock trades on the NYSE under the symbol “AOT” (“SYB” prior to the spin-off of our dental business owned by our SDS subsidiary on December 11, 2000 (the “Spin-Off”)). The market information set forth below for our two most recent fiscal years and interim periods is based on NYSE sales prices and no adjustment has been made to the prior period information to reflect the Spin-Off of SDS in which one share of SDS common stock (and the associated preferred stock purchase right) was distributed for each three shares of the our common stock held of record as of November 30, 2000. Our common stock began to trade regular way post-Spin-Off on December 12, 2000.

	Common Stock
Fiscal Year and Quarter	High	Low
	(in dollars)
2001
1st Quarter through December 11, 2000*	$29.125	$18.952
1st Quarter beginning December 12, 2000*	24.438	18.625
2nd Quarter	22.050	17.875
3rd Quarter	25.800	18.950
4th Quarter	25.400	21.350

2002
1st Quarter	$26.520	$21.250
2nd Quarter	26.500	21.799
3rd Quarter	25.490	20.150
4th Quarter	21.270	16.870

2003
1st Quarter	$21.240	$16.700
2nd Quarter	21.400	14.450
3rd Quarter (through April 22, 2003)	15.950	14.600

*	Our Spin-Off of SDS was completed on December 11, 2000, and our common stock began to trade regular way following the Spin-Off on December 12, 2000. Accordingly, market prices before the Spin-Off are not necessarily comparable to those after the Spin-Off.

Since our inception, we have not paid any cash dividends on our common stock. Our credit facility currently limits our ability to pay cash dividends and to pay cash for the repurchase of stock to $100,000,000 plus 50% of our consolidated net income (as defined in the credit facility) for each fiscal quarter ending after September 30, 2000, less any dividends or other restricted payments made after September 30, 2000. Under this limitation, we would currently be permitted to pay cash dividends or to pay cash for the repurchase of additional stock up to an aggregate of $133.6 million. We anticipate that the credit facility will be amended prior to the expiration of this offer to provide that payments to purchase shares pursuant to this tender offer will not be subject to that limitation. Subject to such limitations, any future cash dividends or other stock repurchases will be at the discretion of our board of directors and will depend upon, among other factors, our earnings, financial condition and other requirements.

During our fiscal quarter ended September 30, 2002, we purchased approximately 1,000,000 shares of our common stock on the open market. During our current fiscal year, we have purchased approximately 4,100,000 additional shares on the open market, including purchases of 1,797,400 shares within the past 60 days preceding this offer to purchase. The purchase price for these open market purchases during fiscal 2003 has totaled approximately $69.5 million, or approximately $16.95 per share, including approximately $28.2 million or approximately $15.68 per share for purchases within the past 60 days. The repurchase of approximately 6,900,000 additional shares on the open market has been authorized by our board of directors (including authorizations announced previously) during the period ending October 1, 2005. No further purchases will be made under the open market share repurchase program during the term of the offer. We will be prohibited from making purchases under this program for the first ten business days following the expiration or termination of the offer. See Section 12 for additional information regarding Apogent’s share repurchases.

Based upon record ownership as of April 11, 2003, the number of holders of our common stock is 454 (including individual participants in securities position listings).

We encourage you to obtain current market price quotations for your shares.

10.    Source and Amount of Funds.

We have obtained a commitment letter from J.P. Morgan Securities Inc. and JPMorgan Chase Bank (the “Commitment Parties”) pursuant to which those parties have agreed to use their reasonable efforts to obtain approval (the “Approval”) from lenders holding a majority of the commitments under our existing credit agreement to permit us to amend that agreement. The amendment would allow us to repurchase shares validly tendered and not properly withdrawn pursuant to the offer. If the Commitment Parties are unable to obtain the Approval, they have promised to provide the entire amount of up to $500 million in replacement senior credit facilities maturing no earlier than December 31, 2005 upon terms and conditions to be agreed upon by the parties (the “New Facilities”), and that such New Facilities would be available on or before the expiration date of the offer. During the 60-day period following the expiration date of the offer, the Commitment Parties would syndicate the New Facilities in consultation with Apogent. The offer is not conditioned upon an amendment to our existing credit agreement.

We also expect to sell in a private transaction approximately $250 million aggregate principal amount of new senior subordinated promissory notes (the “New Notes”) that are unconditionally guaranteed by our current and future domestic subsidiaries and are subordinated to our current and future senior debt. We anticipate that the indenture for the New Notes will include covenants restricting our ability and the ability of our subsidiaries to incur senior subordinated indebtedness, to grant liens, and to participate in mergers and sales of assets, and that it will require Apogent to offer to repurchase the New Notes at a price equal to 101% of their principal amount in the event we experience a change of control prior to their maturity. We also anticipate that the indenture for the New Notes will include a number of covenants and restrictions that will not apply if and for so long as the New Notes have been assigned an investment grade rating by both S&P and Moody’s without a negative outlook, creditwatch negative or review for possible downgrade and no default or event of default has occurred and is continuing. Those covenants and restrictions are expected to relate to repurchases of New Notes at the option of the holders in the event of certain asset sales, limitations on restricted payments, limitations on incurring indebtedness unless certain financial ratios are satisfied, limitations on dividends or other payments by our subsidiaries, limitations on transactions with affiliates, and limitations on our business activities, among others. If for any reason we are unable to sell the New Notes as expected, we will seek alternative financing to allow us to complete the offer. The offer is not conditioned upon the sale of the New Notes. References to the New Notes are neither an offer to sell nor a solicitation of an offer to buy any of these securities. The New Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent an effective registration statement covering such securities or an applicable exemption for such registration requirements.

The following table illustrates the expected sources and uses of funds for the tender offer as if it had been completed as of April 22, 2003, assuming we purchase 15,000,000 of our outstanding shares of common stock at a purchase price of $17.50 per share, the maximum price per share specified in the offer. On these assumptions, the pro forma book value of Apogent’s common stock at March 31, 2003 would have been approximately $7.26 per share. The actual amounts of sources and uses of funds at the closing of the tender offer may differ from the amounts shown.

Sources and Uses of Funds

(in millions)

Sources of Funds	Amount	Uses of Funds	Amount
Existing Revolving Credit Facility	$21.7	Repurchase of Shares of Common Stock	$262.5
New Senior Subordinated Notes	250.0	Estimated Fees and Expenses	9.2

Total Cash Sources	$271.7	Total Cash Uses	$271.7

Assuming that the Approval is obtained, we anticipate that our revolving credit facility will provide for the payment of interest based, at Apogent’s election, equal to ABR (a floating rate-based interest calculation) plus 0% to 0.625% or (b) the Eurodollar Rates plus 0.625% to 1.625%. We will also pay a facility fee of 0.125% to 0.375% for all commitments from the lenders, whether drawn or undrawn, and a utilization fee of 0.25% per annum if more than 50% of the facility is drawn. The variable fees will depend upon Apogent’s credit ratings from S&P and Moody’s. Thus, as our credit ratings change, the interest rate and commitment fee payable to the banks under our credit facility also would change. We anticipate that our credit agreement will contain customary events of default and agreements, including limitations on additional indebtedness, dividends and share repurchases, mergers and capital expenditures. There is no agreement regarding the interest rates or other terms and conditions that could apply to the New Facilities, if provided. We anticipate that the interest rate on the New Notes will be fixed until their maturity in 2013.

As of April 21, 2003, extensions of credit under our revolving credit agreement totaled $70.8 million, including our letters of credit issued for the account of Apogent and our subsidiaries. The indebtedness under the current revolving credit agreement for our prior fiscal quarter bore interest at the weighted average annual rate of 2.6% (using a formula based on LIBOR and Prime). Our average indebtedness under the current credit facility during fiscal 2002 was approximately $17.4 million. The revolving credit agreement currently expires on December 1, 2005, unless it is amended or replaced earlier.

We believe that loans under our credit facility, proceeds from the sale of the New Notes and currently available cash and short-term investments, along with cash generated from operations, will be sufficient to finance the offer and our working capital needs, as well as our capital expenditures, special charges and business development needs.

Although we currently do not have specific plans, we may, in the future, depending on business and market conditions, refinance or replace all or a portion of the cash used to purchase shares with proceeds from the sale of debt or equity securities or such other financing as we deem appropriate.

Other than as set forth above, we do not have any alternative financing plans.

11.    Information About Us.

General

Apogent Technologies Inc. is a Wisconsin corporation, and was incorporated in 1993 to be the successor by merger in January 1994 to Sybron Corporation, a Delaware corporation. The merger was accomplished to change our corporate domicile from Delaware to Wisconsin. We changed our name from Sybron International Corporation to Apogent Technologies Inc. in January 2001.

Our operating subsidiaries are engaged in the manufacture and sale of laboratory products in the United States and other countries. Our products are categorized in the business segments of the clinical group (formerly referred to as our clinical and diagnostics segment) and the research group (formerly referred to as our laboratory equipment segment and our labware and life sciences segment).

Our fiscal year ends on September 30. All references to a particular year mean the fiscal year ended September 30 of that year, unless we indicate otherwise. During March 2002, Apogent made the decision to dispose of our vacuum deposition chamber business, Vacuum Process Technology, Inc., and during March 2003, we completed that sale. In addition, during March 2003 we made the decisions to dispose of the businesses of our Applied Biotech, Inc. and BioRobotics Limited subsidiaries as discontinued operations. These decisions represent a disposal of long-lived assets and disposal group under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, results of each of these businesses have been classified as discontinued operations, and prior periods have been restated. In addition, on December 11, 2000, Apogent spun off its dental business by way of a pro rata distribution to its shareholders of all the outstanding common stock and related preferred stock purchase rights of Sybron Dental Specialties, Inc. (“SDS”). As a result of the Spin-Off, SDS has been accounted for as a discontinued operation.

Our principal executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Our telephone number is (603) 433-6131.

Additional Information

Apogent is subject to the informational filing requirements of the Exchange Act and, accordingly, we are obligated to file reports, statements and other information with the SEC regarding our business, financial condition and other matters. Information, as of particular dates, concerning Apogent’s directors and executive officers, their remuneration, options granted to them, the principal holders of Apogent’s securities and any material interest of these persons in transactions with Apogent is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC which includes certain additional information relating to the offer. These reports, statements, and other information are available at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document separately filed with the SEC. This offer incorporates by reference the following documents that have been filed previously with the SEC:

•	Our annual report on Form 10-K for the year ended September 30, 2002, including the historical consolidated financial statements and the notes thereto contained in that report.

•	Our quarterly report on Form 10-Q for the quarter ended December 31, 2002.

•	Our current reports on Form 8-K dated as of December 18, 2002 (as amended on January 10, 2003), January 6, 2003, and April 22, 2003.

Those documents contain other important information about us.

In addition, all documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the expiration date shall be incorporated by reference herein and shall be a part of this offer to purchase from the date of filing of those documents. Any statement contained in a document incorporated by reference herein, or contained in this offer to purchase, shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained herein or in any subsequently filed document that is incorporated herein modifies or supersedes that statement. Any modified or superseded statement shall not be deemed to constitute a part of this offer to purchase, except as so modified or superseded. Copies of any of the documents incorporated by reference herein may be obtained by a request addressed to Apogent Technologies Inc., Attn: Investor Relations, 30 Penhallow Street, Portsmouth, New Hampshire 03801. Our telephone number is (603) 433-6131. We will also send you any exhibits that are specifically incorporated by reference in a document that you request.

12.    Interests of Directors and Officers; Transactions and Arrangements Concerning Shares.

As of April 1, 2003, we had 102,194,940 shares of common stock outstanding, 9,838,650 shares reserved for issuance upon the conversion of the 2.25% Senior Convertible Contingent Debt SecuritiesSM (CODESSM) due 2021, 1,932,373 shares reserved for issuance upon the exercise of options under our stock option plans, and 1,557,777 shares reserved for issuance under our employee stock purchase plan. The 15,000,000 shares that we are offering to purchase represent approximately 15% of the shares outstanding on April 1, 2003.

As of April 1, 2003, our directors and executive officers as a group (17 persons) beneficially owned 8,055,613 shares or approximately 7.9% of our total outstanding shares of common stock on that date. Our directors and executive officers are permitted to participate in the offer on the same basis as all other shareholders. We have been advised, however, that our directors and executive officers currently do not intend to tender any shares pursuant to the offer. If we purchase 15,000,000 shares pursuant to the offer and none of our directors and executive officers purchase or sell any shares, then after the purchase of shares pursuant to the offer, our directors and executive officers as a group would beneficially own approximately 9.2% of the total shares of our common stock outstanding immediately after the offer, as reflected in the following table. This beneficial ownership information is determined in accordance with Rule 13d-3 under the Exchange Act. It includes shares as to which the indicated person has or shares voting or investment power and includes shares that are issuable upon the exercise of stock options within 60 days of April 1, 2003. This information is not necessarily to be construed as an admission of beneficial ownership for other purposes. Except as otherwise indicated, the business address of each person listed in the table is 30 Penhallow Street, Portsmouth, New Hampshire 03801, and the telephone number of each such person is (603) 433-6131.

		Number of Shares Owned	Percentage of Shares Beneficially Owned
Beneficial Owner(a)	Position		Before the Offer	After the Offer(b)
Robert V. Ahlgren(c)	Group President, Labware and Life Sciences	51,210	*	*
William H. Binnie(d)	Director	24,000	*	*
Michael K. Bresson(e)	Executive Vice President—General Counsel and Secretary	169,761	*	*
Dennis Brown(f)	Chief Financial Officer and Treasurer	1,138,245	1.1%	1.3%
Don H. Davis, Jr.(g)	Director	156,243	*	*
Christopher L. Doerr(h)	Director	87,927	*	*
Robert N. Griffin(i)	Vice President, Regulatory Affairs and Quality Assurance	13,132	*	*
Stephen R. Hardis(j)	Director	34,000	*	*
R. Jeffrey Harris(k)	Director	1,279,374	1.3%	1.5%
Frank H. Jellinek, Jr.(l)	President, Chief Executive Officer and Director	1,211,869	1.2%	1.4%
Gary J. Marmontello(m)	Vice President, Human Resources	104,407	*	*
Joe L. Roby(n)	Director	219,655	*	*
Peter Scheu(o)	Group President, Clinical Diagnostics	102,913	*	*
Mark F. Stuppy(p)	Group President, Clinical Consumables	168,752	*	*
Richard W. Vieser(q)	Director	239,597	*	*
Stephen K. Wiatt(r)	Group President, Industrial Glass Operations	169,102	*	*
Kenneth F. Yontz(s)	Director	2,885,426	2.8%	3.3%
All directors and executive officers as a group		8,055,613	7.9%	9.2%

*	Represents less than 1% of the total number of outstanding shares.
(a)	Except as otherwise indicated, each person has power to vote and dispose of all shares listed opposite his name.
(b)	This column assumes that we purchase 15,000,000 shares and no directors or executive officers sell shares in the offer.
(c)	Mr. Ahlgren has shared voting and investment power with respect to 255 shares of common stock reported. Includes 49,904 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Ahlgren.
(d)	Includes 24,000 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Binnie.
(e)	Mr. Bresson has shared investment power with respect to 332 shares of common stock reported. Includes 166,153 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Bresson.

(f)	Includes 1,137,093 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Brown.
(g)	Mr. Davis has shared investment power with respect to 1,680 shares of common stock reported. Includes 140,713 shares of common stock issuable upon the exercise of stock options held by Mr. Davis.
(h)	Mr. Doerr has shared voting and investment power with respect to 750 shares of common stock reported. Includes 80,877 shares of common stock issuable upon the exercise of stock options held by Mr. Doerr.
(i)	Mr. Griffin has shared investment power with respect to 855 shares of common stock reported. Includes 12,262 shares of common stock issuable upon the exercise of stock options held by Mr. Griffin.
(j)	Includes 24,000 shares of common stock issuable upon the exercise of options held by Mr. Hardis.
(k)	Mr. Harris has shared investment power with respect to 153,129 shares of common stock reported. Includes 874,209 shares of common stock issuable upon the exercise of options held by Mr. Harris.
(l)	Mr. Jellinek has shared investment power with respect to 1,217 shares of common stock reported. Includes 1,034,950 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Jellinek.
(m)	Mr. Marmontello has shared investment power with respect to 521 shares of common stock reported. Includes 103,627 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Marmontello.
(n)	Includes 140,713 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Roby.
(o)	Mr. Scheu has shared investment power with respect to 635 shares of common stock reported. Includes 101,393 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Scheu.
(p)	Mr. Stuppy has shared investment power with respect to 861 shares of common stock reported. Includes 154,225 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Stuppy.
(q)	Mr. Vieser has shared voting and investment power with respect to 5,000 shares of common stock reported. Includes 140,713 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Vieser.
(r)	Mr. Wiatt has shared investment power with respect to 1,358 shares of common stock reported. Includes 166,700 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Wiatt.
(s)	Mr. Yontz has shared voting power with respect to 43,650 shares of common stock reported and shared investment power with respect to 45,076 shares of common stock reported. Includes 1,551,828 shares of common stock issuable upon the exercise of outstanding stock options held by Mr. Yontz.

The only transaction in Apogent common stock by our directors and executive officers within the past 60 days was the open market purchase of 800 shares of common stock on March 11, 2003 by Christopher L. Doerr (one of our directors). The purchase price was approximately $15.20 per share.

Apogent’s only transactions in its securities since February 21, 2003, were open market purchases on the NYSE pursuant to its stock repurchase program and are reflected in the following table.

Transaction Date	Number of Shares	Price Per Share
February 21, 2003	108,300	$16.3434
February 24, 2003	140,700	16.1864
February 25, 2003	90,500	16.1768
February 26, 2003	150,000	16.1473
February 28, 2003	107,900	15.6444
March 3, 2003	150,000	15.7795
March 4, 2003	150,000	15.6374
March 5, 2003	150,000	15.6413
March 6, 2003	150,000	15.5950
March 7, 2003	150,000	15.5173
March 10, 2003	150,000	15.2669
March 11, 2003	150,000	15.1254
March 12, 2003	150,000	15.1506

Except for (a) outstanding options or other awards pursuant to Apogent’s benefit plans to purchase shares of common stock as described in Note 14 to our Consolidated Financial Statements in our Form 10-K for the year ended September 30, 2002 (the “2002 Form 10-K”), (b) our outstanding notes, CODES, credit facility, indentures and registration rights agreements described in Note 8 to our Consolidated Financial Statements in our 2002 Form 10-K, and (c) as otherwise described in this offer to purchase, neither we nor, to the best of our knowledge, any of our directors, executive officers, or affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

We have entered into employment agreements with Messrs. Jellinek, Bresson, Brown, Ahlgren, Marmontello, Scheu, Stuppy and Wiatt. Under their respective employment agreements, these executive officers agree to serve in their respective executive officer capacities, and each is to devote his full time to the performance of his duties. The employment agreements provide for initial base salaries that are subject to annual merit increases at the discretion of our Compensation Committee. The employment agreements can be terminated at the election of executive upon 45 days’ advance written notice by us, or as a result of the executive’s retirement, disability, or death. Upon termination of an executive’s employment by us for Cause (as defined in the employment agreements) or by the executive, the executive is entitled to receive any unpaid compensation through the date of termination. Except for Mr. Jellinek, in the event of the executive’s termination of employment by us without Cause (including a constructive termination), the executive is entitled to continue to receive his then current base salary for a period of one year following the termination of employment, an amount equal to the executive’s average cash bonus for the previous three fiscal years, an amount equal to the cash bonus that would have been earned by the executive for the fiscal year in which his employment terminated, adjusted, however, by the percentage of the fiscal year in which the executive was actively employed, and one year of benefits. In the event of the executive’s death or permanent disability, the executive, his beneficiaries or estate, as the case may be, will be entitled to receive such termination benefits. In Mr. Jellinek’s case, he would be entitled to receive the same termination benefits except he would receive two years’ base salary and benefits rather than one year.

13.    Effects of the Offer on the Market for Shares; Registration under the Securities Exchange Act.

Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders. That may well reduce the volume of trading and make it more difficult to buy or sell significant amounts of stock without affecting the market price, which could adversely affect continuing shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from the NYSE.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our shareholders and to the SEC and that we comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.    Certain Legal Matters; Regulatory Approvals.

We are not aware of any antitrust regulation, margin requirement, license, or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated herein. Should any approval or other action be required, we presently intend to seek the required approval or to take the required action. We cannot predict whether any such matter would delay payments pursuant to the offer. We cannot guarantee that any required approval or other action would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 7.

15.    Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of shares for cash pursuant to the offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances and it is not intended to be applicable in all respects to all categories of shareholders, some of whom—such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold shares as a position in a “straddle” or as part of a “hedge,” “conversion transaction” or other integrated investment, persons who received shares as compensation or persons whose functional currency is other than U.S. dollars—may be subject to different rules not discussed below. This summary does not address any state, local or foreign tax considerations that may be relevant to a shareholder’s decision to tender shares pursuant to the offer. This summary discusses only shares held as capital assets within the meaning of Section 1221 of the Code.

Except as otherwise specifically mentioned, this summary applies only to U.S. shareholders. For purposes of this discussion, a “U.S. shareholder” means a shareholder who is:

(a)  a citizen or resident (or is treated as a resident for U.S federal income tax purposes) of the United States;

(b)  a corporation, partnership or other entity created or organized under the laws of the United States or of any State or political subdivision of the foregoing;

(c)  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(d)  a “United States Trust.”

A United States Trust is any trust if, and only if:

(a)  a court within the United States is able to exercise primary supervision over the administration of the trust; and

(b)  one or more U.S. trustees have the authority to control all substantial decisions of the trust.

A “non-U.S. shareholder” is a holder of shares other than a U.S. shareholder.

If a partnership holds our shares, the tax treatment of a partner will generally depend on the status of that partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

We urge you to consult your own tax advisor to determine the particular tax consequences to you of participating or not participating in the offer.

Dividend vs. Sale Treatment.    If an exchange of shares for cash pursuant to the offer is treated as a sale because a U.S. shareholder meets any of the tests discussed below, the U.S. shareholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received pursuant to the offer and the U.S. shareholder’s tax basis in the shares exchanged. The gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the shares were held more than one year. Calculation of gain or loss must be made separately for each block of shares owned by a shareholder. Under the U.S. federal income tax laws, a U.S. shareholder may be able to designate which blocks and the order of such blocks of shares to be tendered pursuant to the offer.

If a U.S. shareholder’s exchange of shares for cash pursuant to the offer satisfies none of the tests discussed below, the receipt of cash by the U.S. shareholder will be treated as a dividend from Apogent and will be taxed to the U.S. shareholder as ordinary income to the extent of Apogent’s current and accumulated earnings and profits. Apogent believes it will have sufficient current and accumulated earnings and profits such that the distribution will be treated as a dividend. Under current U.S. Treasury Regulations, if the exchange is treated as a dividend, the tax basis of a U.S. shareholder’s shares which are exchanged for cash pursuant to the offer is added to the tax basis of the remaining shares of Apogent common stock which the shareholder actually or constructively owns and cannot be used to offset such shareholder’s dividend income from the transaction.

Proposed U.S. Treasury Regulations were announced on October 18, 2002, which would modify the treatment of a U.S. shareholder’s basis in the stock exchanged for cash which is treated as a dividend. Under these proposed U.S. Treasury Regulations an amount equal to the tax basis of the exchanged stock is treated as a loss on the disposition of the exchanged stock on the date of the exchange which is taken into account during the year that the facts and circumstances that caused the exchange to be treated as a dividend distribution no longer exist, such as when the shareholder has sufficiently reduced the shareholder’s actual and constructive ownership interest in Apogent. The proposed U.S. Treasury Regulations also provide that the shareholder can take into account the loss attributable to the unutilized basis of the exchanged stock when the shareholder recognizes a gain on other stock of Apogent to the extent of the gain recognized and on certain other events. The proposed U.S. Treasury Regulations would be effective for transactions occurring after the date these U.S. Treasury Regulations are published as final U.S. Treasury Regulations in the Federal Register. A shareholder should consult his or her own tax advisor as to the status and application of these new proposed U.S. Treasury Regulations.

Corporate Dividends-received Deduction.    In the case of a corporate U.S. shareholder, if the cash paid is treated as a dividend, that dividend income may be eligible for the dividends-received deduction. The dividends-

received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements set forth in Section 246 of the Code or if the shares are treated as “debt financed portfolio stock” within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an “extraordinary dividend” under Section 1059(a) of the Code, in which case a corporate U.S. shareholder’s adjusted tax basis in the shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of that dividend. Any amount of the nontaxed portion of the dividend in excess of the corporate U.S. shareholder’s adjusted tax basis will be treated as gain from the sale of stock for the taxable year in which the cash is received. Corporate U.S. shareholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the adjusted tax basis of their shares.

Consequences of Sale Treatment for the Purchase of Shares for Cash Pursuant to the Offer.    An exchange of shares for cash will be treated as a sale of shares by the exchanging U.S. shareholder provided that at least one of the following tests under Section 302 of the Code is met:

(a)  as a result of the exchange the U.S. shareholder’s equity interest in Apogent is completely terminated (a “complete termination”);

(b)  the receipt of cash in exchange for the U.S. shareholder’s shares is “not essentially equivalent to a dividend”; or

(c)  as a result of the exchange there is a “substantially disproportionate” reduction in the U.S. shareholder’s equity interest in Apogent.

If a U.S. shareholder sells shares to persons other than Apogent at or about the time the shareholder also sells shares to Apogent pursuant to the offer, and the various sales effected by the shareholder are part of an overall plan to reduce or terminate the shareholder’s proportionate interest in Apogent, then the sales to persons other than Apogent may, for U.S. federal income tax purposes, be integrated with the shareholder’s sale of shares pursuant to the offer and, if integrated, should be taken into account in determining whether the shareholder satisfies any of the three tests referred to above.

In applying the foregoing tests, the constructive ownership rules of Section 318 of the Code apply. Thus a U.S. shareholder generally takes into account shares actually owned by the shareholder as well as shares actually (and in some cases constructively) owned by others, but which the shareholder is treated as owning by reason of the application of the constructive ownership rules. Pursuant to the constructive ownership rules, a U.S. shareholder will be considered to own those shares owned, directly or indirectly, by certain members of the shareholder’s family and certain related entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an interest, as well as shares which the shareholder has an option to purchase. Under certain circumstances, however, a U.S. shareholder may avoid the constructive ownership of shares owned by family members solely for the purpose of determining whether the “complete termination” of interest test referred to above has been satisfied if (a) the shareholder does not actually own any shares after the purchase by Apogent, and (b) in accordance with Section 302(c)(2) of the Code, the shareholder files an effective waiver with the Internal Revenue Service (“IRS”). If a U.S. shareholder desires to file such a waiver, the shareholder should consult his or her own tax advisor.

“Complete Termination.”    A sale of shares pursuant to the offer will be deemed to result in a “complete termination” of the U.S. shareholder’s interest in Apogent if, immediately after the sale, either:

(a)  the shareholder owns, actually and constructively, no Shares of Apogent common stock; or

(b)  the shareholder actually owns no shares of Apogent common stock and constructively owns only shares of Apogent common stock as to which the shareholder is eligible to waive, and does effectively waive, such constructive ownership under the procedures described in Section 302(c)(2) of the Code, as discussed above.

“Not Essentially Equivalent to a Dividend.”    Even if a U.S. shareholder’s receipt of cash in exchange for shares pursuant to the offer fails to meet the “complete termination” test, the shareholder may nevertheless meet the “not essentially equivalent to a dividend” test. Whether a U.S. shareholder meets this test will depend on his or her facts and circumstances. In any case, in order to satisfy this test, the U.S. shareholder’s sale of shares pursuant to the offer must result in a “meaningful reduction” in his or her interest in Apogent taking into account the constructive ownership rules of Section 318 of the Code referred to above. The IRS has held in a public ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage stock ownership of a stockholder constituted a “meaningful reduction” when the stockholder owned .0001118% of the publicly-held corporation’s stock before a redemption, owned .0001081% of the corporation’s stock after the redemption, and did not exercise any control over corporate affairs. In that ruling, the IRS applied the meaningful reduction standard to three important rights attributable to stock ownership:

(1)  the right to vote;

(2)  the right to participate in current earnings and accumulated surplus; and

(3)  the right to share in net assets on liquidation.

In measuring the change, if any, in a U.S. shareholder’s proportionate interest in Apogent, the meaningful reduction test is applied by taking into account all shares that Apogent purchases pursuant to the offer, including shares purchased from other shareholders. Thus, depending on the number of shares exchanged by a U.S. shareholder for cash in relation to the number of shares exchanged for cash by other shareholders, it is possible that a U.S. shareholder will have no reduction of his or her interest in Apogent with the result that the “not essentially equivalent to a dividend” test will not be met.

If, taking into account the constructive ownership rules of Section 318 of the Code referred to above, a U.S. shareholder owns shares that constitute only a minimal interest in Apogent and does not exercise any control over the affairs of Apogent, any reduction in the shareholder’s percentage interest in all of the three rights described in the preceding paragraph should be a “meaningful reduction.” Such a selling shareholder would, under these circumstances, be entitled to treat his or her sale of shares to Apogent pursuant to the offer as a “sale or exchange” for U.S. federal income tax purposes.

“Substantially Disproportionate.”    Under Section 302(b)(2) of the Code, a sale of shares pursuant to the offer, in general, will be “substantially disproportionate” as to a U.S. shareholder if the ratio of the outstanding Apogent voting stock that the shareholder actually and constructively owns immediately after the sale (treating as not outstanding all voting stock purchased by Apogent pursuant to the offer), to all of the voting stock of Apogent at that time is less than 80% of the ratio of the outstanding Apogent voting stock that the shareholder actually and constructively owned immediately before the sale (treating as outstanding all voting stock purchased by Apogent pursuant to the offer), to all of the voting stock of Apogent at that time.

Over-subscription of the Offer.    We cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders pursuant to the offer will cause Apogent to accept fewer shares than are tendered. Consequently, we can give no assurance that a sufficient number of any shareholder’s shares will be purchased pursuant to the offer to ensure that the purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a shareholder’s right to tender shares subject to the condition that a specified minimum number of such shares must be purchased (if any are purchased).

Consequences to Shareholders Who Do Not Tender Pursuant to the Offer.    Shareholders who do not accept our offer to tender their shares will not incur any tax liability as a result of the consummation of the offer.

U.S. Federal Income Tax Backup Withholding.    See Section 3 for a discussion of the U.S. federal income tax backup withholding rules and the procedures to avoid backup withholding.

Consequences to Non-U.S. Shareholders.    The following discussion applies to shareholders who are not U.S. shareholders. Special rules may apply to a non-U.S. shareholder if the shareholder is a “controlled foreign corporation,” a “passive foreign investment company,” a “foreign personal holding company,” or a U.S. expatriate.

If, under the tests described above that apply to a U.S. shareholder, the exchange is not characterized as a sale, a non-U.S, shareholder will be treated as receiving a dividend, and that dividend will generally be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate). However, dividends that are effectively connected with a non-U.S. shareholder’s trade or business within the United States and, where a tax treaty applies, are attributable to such non-U.S. shareholder’s United States permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a non-U.S. shareholder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate).

See Section 3 with respect to the application of the U.S. federal income tax backup withholding rules and for additional information regarding the application of U.S. federal income tax withholding of payments to non-U.S. shareholders.

If, under the tests described above that apply to a U.S. shareholder, the exchange is characterized as a sale and not a dividend with respect to a non-U.S. shareholder, the non-U.S. shareholder will generally not be subject to U.S. federal income tax with respect to gain recognized unless:

(1)  the gain is effectively connected with the non-U.S. shareholder’s trade or business in the United States, and, where a tax treaty applies, is attributable to the shareholder’s United States permanent establishment;

(2)  the non-U.S. shareholder is an individual and holds the shares as capital assets, is present in the United States for 183 or more days in the taxable year of the offer and certain other conditions are met; or

(3)  Apogent is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If the non-U.S. shareholder is described in (1) above, the shareholder will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. shareholder is a foreign corporation and falls under (1) above, the shareholder will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch office profits tax equal to 30% (or lower applicable treaty rate, if any) of its effectively connected earnings and profits. If a non-U.S. shareholder is described in (2) above, the shareholder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the shareholder is not considered a resident of the United States). Apogent believes it is not and does not presently anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

You and each of your employees, representatives or other agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and structure (as such terms are used in Section 6011, 6111 and 6112 of the Code and the U.S. Treasury Regulations promulgated thereunder) of the offer and all materials of any kind including opinions or other tax analyses that have been provided to you relating to that federal income tax treatment and structure.

All shareholders of the Company are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of exchanging shares for cash pursuant to the offer in light of their own particular circumstances.

16.    Fees and Expenses.

Apogent has retained Lehman Brothers Inc. to act as the Dealer Manager in connection with the offer. The Dealer Manager will receive customary fees for its service as dealer manager for the offer. We also have agreed to reimburse the Dealer Manager for certain out-of-pocket expenses incurred in connection with the offer and to indemnify the Dealer Manager against certain liabilities in connection with the offer, including liabilities under the U.S. federal securities laws. The Dealer Manager and its affiliates may actively trade our debt and equity securities for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in our securities. The Dealer Manager and its affiliates have provided in the past, and are currently providing, investment banking and financial advisory services to Apogent, including services in connection with the proposed sale of the New Notes. The Dealer Manager and its affiliates have and will receive customary fees for such services.

We have retained Georgeson Shareholder Communications Inc. to act as Information Agent and EquiServe Trust Company, N.A. to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Apogent for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of shares pursuant to the offer. However, upon request, we will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares they hold as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Apogent, the Dealer Manager, the Information Agent or the Depositary for purposes of the offer. Apogent will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 7 in the letter of transmittal.

17.    Miscellaneous.

Apogent is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer, or the acceptance of shares validly tendered pursuant to the offer, is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the offer will not be made to (and tenders will not be accepted from or on behalf of) the holders of shares residing in that jurisdiction. In any jurisdiction where applicable securities, blue sky, or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on Apogent’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

Tendering shareholders should rely only on the information contained in this document or to which we have referred them. No person has been authorized to give any information or make any representation on behalf of Apogent, the Dealer Manager, the Information Agent, or the Depositary in connection with the offer other than those contained in this offer to purchase or in the related letter of transmittal.

APOGENT TECHNOLOGIES INC.

A manually signed facsimile copy of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of your shares, you should contact the Depositary.

The Depositary for the offer is:

EquiServe Trust Company, N.A.

c/o EquiServe Limited Partnership

150 Royall Street

Canton, Massachusetts

Attn: Reorganization Department

By First Class Mail:	By Overnight Delivery or Express Mail:	By Hand Delivery:
EquiServe Trust Company, N.A.	EquiServe Trust Company, N.A.	Securities Transfer and Reporting
Attn: Corporate Actions P.O. Box 43025 Providence, RI 02940-3025	Attn: Corporate Actions 40 Campanelli Drive Braintree, MA 02184	c/o EquiServe Trust Company, N.A. 100 Williams Street, Galleria New York, NY 10038

You may request additional copies of this offer, the letter of transmittal or the notice of guaranteed delivery and direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below.

The Information Agent for the offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers call (212) 440-9800

All others call toll free (800) 786-4881

The Dealer Manager for the offer is:

745 Seventh Avenue

New York, New York 10019

Toll free: (800) 524-4462